UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                                Infogrames, Inc.
                    (formerly GT Interactive Software Corp.)
           ----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   362 36E 109
           ----------------------------------------------------------
                                 (CUSIP Number)

                               Frederic Monnereau
                          Infogrames Entertainment S.A.
                           82-84, rue du 1er mars 1943
                         69628 Villeurbanne cedex France

                              +33 (0) 4 72 65 50 00
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 15, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).




                               Page 1 of 14 Pages

                                  SCHEDULE 13D/A
---------------------                                   ------------------------
CUSIP No. 362 36E 109                                   Page 2 of 14 Pages
---------------------                                   ------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Infogrames Entertainment S.A.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]

                                                                      (b)  [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          France
--------------------------------------------------------------------------------
NUMBER OF      7       SOLE VOTING POWER

 SHARES                101,427,359
              ------------------------------------------------------------------
BENEFICIALLY   8       SHARED VOTING POWER

OWNED BY               0
              ------------------------------------------------------------------
EACH           9       SOLE DISPOSITIVE POWER

REPORTING              100,127,359
              ------------------------------------------------------------------
PERSON         10      SHARED DISPOSITIVE POWER

WITH                   0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          101,427,359
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D/A
---------------------                                   ------------------------
CUSIP No. 362 36E 109                                   Page 3 of 14 Pages
---------------------                                   ------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          California U.S. Holdings, Inc.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]

                                                                      (b)  [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
NUMBER OF      7       SOLE VOTING POWER

 SHARES                101,427,359
              ------------------------------------------------------------------
BENEFICIALLY   8       SHARED VOTING POWER

OWNED BY               0
              ------------------------------------------------------------------
EACH           9       SOLE DISPOSITIVE POWER

REPORTING              100,127,359
              ------------------------------------------------------------------
PERSON         10      SHARED DISPOSITIVE POWER

WITH                   0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          101,427,359
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 362 36E 109            SCHEDULE 13D/A             Page 4 of 14 Pages

         This Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed on December 14, 1999 (the "Schedule 13D"), as amended by Amendment No. 1 filed on January 10, 2000, is filed by the undersigned to amend and restate in its entirety the Schedule 13D.

Item 1.  Security and Issuer.
         --------------------

         This statement relates to the shares of Common Stock, par value $0.01 per share ("Common Stock"), of Infogrames, Inc. (formerly GT Interactive Software Corp.), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 417 Fifth Avenue, New York, New York 10016.

         On May 10, 2000, the Company changed its name from GT Interactive Software Corp. to Infogrames, Inc. by merging a wholly-owned subsidiary of the Company with and into the Company pursuant to Section 253 of the Delaware General Corporation Law. The sole purpose and effect of the merger was to change the name of the Company to Infogrames, Inc. The Company continues to be listed on the NASDAQ stock market under the trading symbol "GTIS."

Item 2.  Identity and Background.
         ------------------------

         (a) - (c), (f). This Statement is being filed by Infogrames Entertainment S.A., a corporation organized under the laws of France ("Infogrames"), and California U.S. Holdings, Inc., a California corporation and wholly owned subsidiary of Infogrames ("Purchaser" and together with Infogrames, the "Filing Persons"). The address for Infogrames is 82-84, rue du 1er mars 1943, 69628 Villeurbanne cedex France. The address for Purchaser is 5300 Stevens Creek Blvd., San Jose, CA 95129. The principal business of Infogrames is the development and distribution of computer software. The principal business of Purchaser is the development and distribution of computer software. Attached as
Exhibit 1 is a chart setting forth, with respect to each executive officer and director of the Filing Persons, his, her or its name, business address, principal occupation or employment, the name and principal business of the organization in which such employment is conducted, and citizenship.

         (d) During the five years prior to the date hereof, none of the Filing Persons nor, to the best knowledge of the Filing Persons, any executive officer or director of any of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the five years prior to the date hereof, none of the Filing Persons nor, to the best knowledge of the Filing Persons, any executive officer or director of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 362 36E 109            SCHEDULE 13D/A             Page 5 of 14 Pages


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Purchaser made the purchases using funds loaned to it by Infogrames, its parent company. Infogrames funded these loans from working capital.

Item 4.  Purpose of Transaction.
         -----------------------

         On November 15, 1999, in connection with the execution of a Securities Purchase Agreement, dated as of November 15, 1999, among the Filing Persons and the Company (the "Securities Purchase Agreement"), the Company issued to Purchaser a warrant to purchase 50,000 shares of Common Stock at an exercise price of $0.01 per share (the "Purchaser Warrant").

         On December 16, 1999, upon closing of the transactions contemplated by the Securities Purchase Agreement (the "Closing"), Purchaser acquired from the Company and certain stockholders of the Company an aggregate of 62,129,960 shares of Common Stock, a 5% Convertible Subordinated Note of the Company in the original principal amount of $60,587,206.72 (the "5% Note") and a warrant to purchase 4.5 million shares of Common Stock at an exercise price of $0.01 per share (the "GAP Warrant"), as more fully described below.

         On February 15, 2000, in connection with the assumption (as more fully described below) by Infogrames of the rights and interests of certain banks under the Company's existing credit facility (the "Credit Agreement"), the Company agreed to issue to Infogrames a warrant to purchase 225,000 shares of Common Stock at an exercise price of $0.01 per share (the "Bank Warrant"). A warrant agreement documenting the Bank Warrant has not yet been executed by the Company and Infogrames. Such warrant agreement will be filed by an amendment to the Schedule 13D upon its execution. Pursuant to that certain Warrant Agreement, dated as of June 29, 1999 (the "Warrant Agreement") among the Lenders and the Company, the company previously issued warrants to the banks (the "Previous Bank Warrants") to acquire a total of 6,225,000 shares of Common Stock of the Company for an exercise price of $0.01 per share of Common Stock. Of these Previous Bank Warrants, warrants to purchase 375,000 shares of Common Stock were exercisable on June 29, 1999, and warrants to purchase 250,000 shares of Common Stock were exercisable on October 31, 1999.

         On November 15, 1999, in connection with a bridge loan made by Purchaser to the Company in an amount of $25.0 million and evidenced by a note of the same amount (the "Short Term Note"), Purchaser entered into a Right of First Offer Agreement, dated as of November 15, 1999 (the "Right of First Offer Agreement"), with First Union National Bank, Fleet Bank, N.A., European American Bank, National Bank of Canada and the Bank of Nova Scotia (collectively the "Lenders"). The Right of First Offer Agreement provides that in the event that a Lender proposes to initiate a sale of any Previous Bank Warrants or any shares of Common Stock delivered to such Lender upon the exercise of any Previous Bank Warrants (the "Warrant Shares"), such Lender

CUSIP NO. 362 36E 109            SCHEDULE 13D/A             Page 6 of 14 Pages


must first offer to sell such Previous Bank Warrants or Warrant Shares to Purchaser. The Right of First Offer Agreement is more fully described below under Item 6.

         The Securities Purchase Agreement

         On November 15, 1999, in connection with the execution of the Securities Purchase Agreement, the Company issued to Purchaser the Purchaser Warrant and the Short Term Note.

         On December 16, 1999, upon closing of the transactions contemplated by the Securities Purchase Agreement, the Company issued to Purchaser (a) 28,571,429 shares of Common Stock for an aggregate purchase price of $50 million and (b) the 5% Note in exchange for (i) $25 million, (ii) cancellation of the Short Term Note, and (iii) cancellation of the Cayre Notes (as defined below). The 5% Note is due December 16, 2004, accrues interest at a rate of 5% per annum, which is added quarterly to the principal amount of the 5% Note, and is convertible as of March 31, 2000 into 33,222,399 shares of Common Stock at a conversion price of $1.85 per share, subject to adjustment in certain circumstances. The Securities Purchase Agreement, the Short Term Note, the Purchaser Warrant and the 5% Note are attached hereto as Exhibits 3, 4, 5 and 6 respectively, and are incorporated herein by reference.

         Pursuant to the Securities Purchase Agreement, the Company's Board of Directors elected Mr. Bruno Bonnell and Mr. Thomas Schmider as directors of the Company, effective as of the Closing. In addition, pursuant to the terms of the Securities Purchase Agreement, the Company agreed that its Board of Directors would, at the request of Infogrames, prior to the Closing elect another director to be designated by Infogrames effective as of the Closing, provided that the designee was reasonably acceptable to the Board of Directors. Infogrames designated Mr. Herve Liagre for election as such director on December 17, 1999. Pursuant to the Securities Purchase Agreement, the Company procured the resignation of all the then current directors of the Company other than Mr. Thomas A. Heymann and Mr. Steven A. Denning, effective as of the Closing. The Company also agreed that, if requested by Infogrames, the Company would secure the resignations of or remove, effective as of the Closing, any member of the Board of Directors of any subsidiary of the Company.

         Pursuant to the Securities Purchase Agreement, the Company acknowledged that Infogrames and its affiliates engage in the same or similar activities or lines of business as the Company and have an interest in the same area of business opportunities. The Company agreed that Infogrames and its affiliates shall have the right to (a) engage in the same or similar business activities or lines of business as the Company, (b) do business with any client or customer of the Company and (c) employ or otherwise engage any officer or other employee of the Company, and neither Infogrames nor any affiliate or their respective officers or directors would be liable to the Company by reason of any such activities of Infogrames or its affiliates or of such person's participation therein. Further, the Securities Purchase Agreement provides that in the event that (a) Infogrames or any of its affiliates, or (b) any officer,

CUSIP NO. 362 36E 109            SCHEDULE 13D/A             Page 7 of 14 Pages


director or employee of the Company who is also an officer, director or employee of Infogrames or any affiliate thereof, acquires knowledge of a potential transaction or matter which may be a business opportunity for both the Company and Infogrames or any of its affiliates, such business opportunity shall belong only to Infogrames and not to the Company, and any such officer, director or employee of the Company shall treat such business opportunity as belonging only to Infogrames and not the Company, subject to the remainder of this paragraph. In the case of clause (b) above, Infogrames shall determine in good faith whether, based on the circumstances under which such person acquired this knowledge, such business opportunity instead was offered to such person solely in his capacity as an officer, director or employee of the Company ("Company Capacity"). For purposes of the foregoing determination, there shall be a presumption that such business opportunity was offered to such person in his capacity as an officer, director or employee of Infogrames or any affiliate thereof. In the event Infogrames determines that it was so offered to such person in his Company Capacity, such business opportunity shall belong only to the Company and not to Infogrames and such officer, director or employee shall treat such business opportunity as belonging only to the Company and not to Infogrames. With respect to any business opportunity belonging to Infogrames pursuant to the Securities Purchase Agreement, Infogrames shall decide how to allocate and pursue such business opportunity based on its sole determination of what is in the best interests of Infogrames' stockholders. Infogrames' good faith determination of the allocation of business opportunities pursuant to the Securities Purchase Agreement shall be conclusive and binding for all purposes.

         GAP Purchase Agreement

         At the Closing, Purchaser acquired from the GAP Entities (as defined below) the GAP Warrant for an aggregate purchase price of $990.00, pursuant to the Equity Purchase and Voting Agreement, dated as of November 15, 1999 (the "GAP Purchase Agreement"), among the Filing Persons and each of the following:
General Atlantic Partners 16, L. P., a Delaware limited partnership, General Atlantic Partners 19, L. P., a Delaware limited partnership, General Atlantic Partners II, L. P., a Delaware limited partnership, General Atlantic Partners 54, L. P., a Delaware limited partnership, GAP Coinvestment Partners, L. P., a New York limited partnership and GAP Coinvestment Partners II, L. P., a Delaware limited partnership (collectively, the "GAP Entities"). The GAP Purchase Agreement and form of GAP Warrant are attached hereto as Exhibits 7 and 8, respectively, and are incorporated herein by reference.

         In addition, pursuant to the GAP Purchase Agreement, the GAP Entities agreed (a) not to sell an aggregate of 7,428,525 shares of Common Stock and 600,000 shares of Series A Convertible Preferred Stock of the Company (collectively, the "GAP Voting Shares") prior to Closing, (b) to vote (or issue a consent in respect of) the GAP Voting Shares in favor of the transactions contemplated by the Securities Purchase Agreement and against any action or agreement that would reasonably be expected to impede, interfere with, delay or attempt to discourage such transactions, (c) to grant a proxy to Purchaser to vote the GAP Voting Shares on those matters

CUSIP NO. 362 36E 109            SCHEDULE 13D/A             Page 8 of 14 Pages


contemplated by clause (b) prior to the Closing, and (d) not to solicit, initiate or knowingly encourage, participate in discussions regarding or enter into an agreement regarding, certain business combination transactions.

         GAP Exchange Agreement

         At the Closing, pursuant to the Securities Exchange Agreement, dated as of November 15, 1999, between the GAP Entities and the Company (the "Exchange Agreement"), the GAP Entities exchanged their 600,000 shares of the Company Series A Convertible Preferred Stock and their $20.0 million in principal amount of 9% Subordinated Notes of the Company, due July 29, 2000, for $50.0 million in principal amount of Convertible Subordinated Notes due 2004 issued by the Company (the "Convertible Subordinated Notes"). The Convertible Subordinated Notes are non-interest bearing and convertible into Common Stock at a conversion price of $4.00 per share, subject to adjustment in certain circumstances. The Exchange Agreement is attached hereto as Exhibit 9 and is incorporated herein by reference.

         Cayre Purchase Agreements

         At the Closing, Purchaser acquired from the Cayre Group (as defined below) 33,558,531 shares of Common Stock for an aggregate purchase price of $25.0 million pursuant to the Equity Purchase and Voting Agreements, each dated as of November 15, 1999 (the "Cayre Purchase Agreements") among the Filing Persons and Joseph Cayre, Kenneth Cayre, Stanley Cayre and Jack J. Cayre, their children and various associated trusts (collectively, the "Cayre Group"). The Form of Cayre Purchase Agreements is attached hereto as Exhibit 10 and is incorporated herein by reference.

         In addition, at the Closing, pursuant to the Note Purchase Agreement, dated as of November 15, 1999, between certain members of the Cayre Group and Purchaser (the "Cayre Note Purchase Agreement"), Purchaser acquired from such members of the Cayre Group $10.0 million in aggregate principal amount of 9% Subordinated Notes of the Company, due July 29, 2000 (the "Cayre Notes"), for a purchase price equal to such principal amount plus interest accrued thereon through the Closing. In connection with the Closing under the Securities Purchase Agreement, the Cayre Notes, together with the Short Term Note, were cancelled in exchange for, among other things, the issuance to Purchaser of the 5% Note. The Cayre Note Purchase Agreement is attached hereto as Exhibit 11 and is incorporated herein by reference.

         Pursuant to the Cayre Purchase Agreements, the Cayre Group agreed (1) prior to the Closing (a) not to sell any of their shares of Common Stock, (b) to vote (or issue a consent in respect of) their shares of Common Stock in favor of the transactions contemplated by the Securities Purchase Agreement and against any action or agreement that would reasonably be expected to impede, interfere with, delay or attempt to discourage such transactions, (c) to grant a proxy to Purchaser to vote their shares of Common Stock on those matters contemplated by clause (b) prior

CUSIP NO. 362 36E 109            SCHEDULE 13D/A             Page 9 of 14 Pages


to the Closing, and (d) not to solicit, initiate or knowingly encourage, participate in discussions regarding or enter into an agreement regarding, certain business combination transactions and (2) to grant Infogrames a proxy, exercisable subsequent to the Closing, to vote any shares of Common Stock retained by the Cayre Group for the election or removal of directors in the sole discretion of Infogrames.

         In addition, pursuant to the Cayre Purchase Agreements, the Cayre Group agreed, with respect to any of the 1,300,000 shares of Common Stock retained by the Cayre Group, to irrevocably appoint Purchaser as the attorney-in-fact and proxy of the Cayre Group, with full power of substitution, for so long as Infogrames beneficially owns (as determined for purposes of Regulation 13D-G under the Exchange Act) at least a majority of shares of Common Stock generally entitled to vote in the election of directors, to vote and otherwise act for the election and removal of directors of the Company as Purchaser in its absolute discretion determines to be appropriate. Pursuant to the Cayre Purchase Agreements, the Cayre Group retains the right to transfer any of the 1,300,000 shares of Common Stock and, except in the case of a transfer to an affiliate of the Cayre Group, upon transfer of any of the 1,300,000 shares of Common Stock, such shares will be free of the proxy and power of attorney granted to Purchaser under the Cayre Purchase Agreements.

         Assumption of Credit Agreement

         In connection with the assumption by Infogrames of the rights and interests of certain banks under the Credit Agreement, on February 15, 2000, the Company agreed to issue to Infogrames a warrant to purchase 225,000 shares of Common Stock for a per share exercise price of $0.01. A warrant agreement documenting the Bank Warrant has not yet been executed by the Company and Infogrames. Such warrant agreement will be filed by an amendment to the Schedule 13D upon its execution.

         The Filing Persons' beneficial ownership of 101,427,359 shares of Common Stock represents a majority equity position in the Company (71.7% of the total voting power).

         The Filing Persons acquired and continue to hold the shares of Common Stock reported herein for control purposes. Consistent with such purposes, the Filing Persons may have discussions with management of the Company concerning various operational and financial aspects of the Company's business. The Filing Persons also may have discussions with management and other shareholders of the Company concerning various ways of maximizing long-term shareholder value.

         Depending on market conditions and other factors that each of the Filing Persons may deem material, such Filing Person may purchase additional shares of Common Stock in the open market or in private transactions or may make an offer to acquire all or substantially all of the outstanding shares of Common Stock that it does

CUSIP NO. 362 36E 109            SCHEDULE 13D/A             Page 10 of 14 Pages


not already own. Depending on these same factors, such Filing Person may sell all or a portion of the shares of Common Stock that it now owns or hereafter may acquire.

         Except as set forth in this Amendment No. 2, the Filing Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         a) In accordance with Rule 13d-3 of the Exchange Act, as a result of Purchaser's acquisition of Common Stock, the 5% Note, the GAP Warrant, the Purchaser Warrant, the Bank Warrant and certain voting provisions under the Cayre Purchase Agreements, Purchaser may be deemed to be the beneficial owner of 101,427,359 shares of Common Stock, which constitutes approximately 71.7% of the 141,373,564 shares of Common Stock that may be deemed outstanding pursuant to Rule 13d-3(d)(i)(D) under the Exchange Act. Of such 101,427,359 shares of Common Stock, (i) 62,129,960 shares have been acquired by Purchaser pursuant to the Securities Purchase Agreement and the Cayre Purchase Agreements, (ii) 33,222,399 shares may be acquired by Purchaser upon conversion of the 5% Note, (iii) 4,500,000 shares may be acquired by Purchaser upon exercise of the GAP Warrant,
(iv) 50,000 shares may be acquired upon exercise of the Purchaser Warrant, (v) 225,000 shares may be acquired by Purchaser upon exercise of the Bank Warrant, and (vi) 1,300,000 shares are subject to the Cayre Purchase Agreements.

         By virtue of its ownership of 100% of the capital stock of Purchaser, Infogrames may be deemed to be the indirect beneficial owner of the 101,427,359 shares of Common Stock that are deemed beneficially owned by Purchaser, which constitutes approximately 71.7% of the 141,373,564 shares of Common Stock that may be deemed outstanding pursuant to Rule 13d-3(d)(i)(D) under the Exchange Act.

         None of the executive officers or directors of the Filing Persons beneficially owns any shares of Common Stock, as such term is defined in Rule 13d-3 of the Exchange Act.

         b) Purchaser is deemed to have sole voting power with respect to 101,427,359 shares of Common Stock and is deemed to have sole dispositive power with respect to 100,127,359 shares of Common Stock. By virtue of its ownership of 100% of the capital stock of Purchaser, Infogrames is deemed to have sole voting power with respect to 101,427,359 shares of Common Stock and is deemed to have sole dispositive power with respect 100,127,359 shares of Common Stock.

         c) During the past sixty days prior to the date hereof, none of the Filing Persons or any executive officer or director of any of the Filing Persons has engaged in any transaction in the shares of Common Stock.

CUSIP NO. 362 36E 109            SCHEDULE 13D/A             Page 11 of 14 Pages


         d) No person other than the Filing Persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by Purchaser and Infogrames.

         e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
         ------------------------------------------------------

         As described in Item 4 above, Purchaser is authorized and empowered to vote 1,300,000 shares of Common Stock retained by the Cayre Group. Therefore, Purchaser may be deemed to be the beneficial ownership of such 1,300,000 shares of Common Stock. Other than voting rights conferred by the Cayre Purchase Agreements, Purchaser is not entitled to any rights as a stockholder with respect to such 1,300,000 shares of Common Stock retained by the Cayre Group.

         In addition to the Securities Purchase Agreement, the GAP Purchase Agreement, the GAP Exchange Agreement, the Cayre Purchase Agreements and the Credit Agreement described above in Item 4, the Filing Persons are parties to a Registration Rights Agreement, dated November 15, 1999 with the Company (the "Registration Rights Agreement") and the Bank Documents set forth below.

         Registration Rights Agreement

         The Registration Rights Agreement provides that Purchaser can require the Company to register shares of Common Stock acquired by Purchaser pursuant to the transactions described in Item 4. Purchaser may require the Company to effect registration of all or any portion of such shares pursuant to a "demand" registration up to three times unless the Company is eligible to use Form S-3 (or any successor form) in which case such limit shall not apply. In addition, Purchaser may not request registration more than one time in any six month period. The Registration Rights Agreement also grants Purchaser certain "piggyback" registration rights. Purchaser will not have the right to request registration if such registration is no longer required by the Securities Act of 1933. A copy of the Registration Rights Agreement is attached hereto as Exhibit 12 and incorporated herein by reference.

         Bank Documents

         The Right of First Offer Agreement, dated November 15, 1999, provides that in the event that a Lender proposes to initiate a sale of any Previous Bank Warrants or any Warrant Shares, such Lender must first offer to sell such Previous Bank Warrants or Warrant Shares to Purchaser at a specified cash price (the Offering Price"). If Purchaser elects not to purchase the Subject Securities, the Lender may then sell the Subject Securities to a third party at a price not less than 75% of the Offering Price. A copy of the Right of First Offer Agreement is attached hereto as Exhibit 13 and incorporated herein by reference.

CUSIP NO. 362 36E 109            SCHEDULE 13D/A             Page 12 of 14 Pages


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Exhibit 1 Chart Regarding Executive Officers and Directors of Filing Persons.

         Exhibit 2 Joint Filing Agreement between the Filing Persons, incorporated by reference. (Filed on 12/14/1999 as Exhibit 2 to Schedule 13D.)

         Exhibit 3 Securities Purchase Agreement, dated as of November 15, 1999, among the Company and the Filing Persons, incorporated by reference. (Filed on 12/14/1999 as Exhibit 3 to Schedule 13D.)

         Exhibit 4 Short Term Note of the Company in the Principal Amount of $25.0 million, incorporated by reference. (Filed on 12/14/1999 as Exhibit 4 to Schedule 13D.)

         Exhibit 5 Warrant to Purchase 50,000 shares of Common Stock, issued to Purchaser, incorporated by reference. (Filed on 12/14/1999 as Exhibit 5 to Schedule 13D.)

         Exhibit 6 5% Subordinated Convertible Note of the Company, issued to Purchaser, incorporated by reference. (Filed on 1/10/2000 as Exhibit 6 to Amendment No.1 to Schedule 13D.)

         Exhibit 7 Equity Purchase and Voting Agreement, dated as of November 15, 1999, among the Filing Persons and the GAP Entities. (Filed on 12/14/1999 as
                               Exhibit 8 to Schedule 13D.)

         Exhibit 8             Form of GAP Warrant, incorporated by reference.
                               (Filed on 12/14/1999 as Exhibit 9 to Schedule
                               13D.)

         Exhibit 9             Exchange  Agreement, dated as of
                               November 15, 1999, among the Company and the GAP Entities, incorporated by reference. (Filed on 12/14/1999 as Exhibit 10 to Schedule 13D.)

         Exhibit 10 Form of Equity Purchase and Voting Agreements, dated as of November 15, 1999, among the Filing Persons and the members of the Cayre Group, incorporated by reference. (Filed on 12/14/1999 as Exhibit 11A to Schedule 13D.)

         Exhibit 11            Note Purchase Agreement, dated as of
                               November 15, 1999, between certain members of the Cayre Group and





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CUSIP NO. 362 36E 109            SCHEDULE 13D/A             Page 13 of 14 Pages


                               Purchaser, incorporated by reference. (Filed on 12/14/1999 as Exhibit 11B to Schedule 13D.)

         Exhibit 12 Registration Rights Agreement, dated as of November 15, 1999, between Purchaser and the Company, incorporated by reference. (Filed on 12/14/1999 as Exhibit 12 to Schedule 13D.)

         Exhibit 13 Right of First Offer Agreement, dated as of November 15, 1999, among Purchaser and the Lenders, incorporated by reference. (Filed on 12/14/1999 as Exhibit 13 to Schedule 13D.)

CUSIP NO. 362 36E 109            SCHEDULE 13D/A             Page 14 of 14 Pages


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 26, 2000                       INFOGRAMES ENTERTAINMENT S.A.

                                           By: /s/ Bruno Bonnell
                                               ------------------------
                                               Name:   Bruno Bonnell
                                               Title:  President

Dated:  May 26, 2000                       CALIFORNIA U.S. HOLDINGS, INC.

                                           By: /s/ Bruno Bonnell
                                               ------------------------
                                               Name:   Bruno Bonnell
                                               Title:  President